Exhibit 99.15

Consolidated Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three months ended March 31, 2014 and 2013

Notice of no auditor review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CRH MEDICAL CORPORATION

Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at March 31, 2014 and December 31, 2013

	March 31, 2014	December 31, 2013

Assets
Current Assets
Cash and cash equivalents	$7,363,095	$6,602,798
Trade and other receivables	656,348	692,464
Prepaid expenses and deposits	189,263	136,616
Inventories	371,146	320,485
	8,579,852	7,752,363

Non-Current Assets
Property and equipment	46,689	54,817
Intangible assets	124,464	133,341
Deferred tax asset	498,916	692,851
	670,069	881,009
Total Assets	$9,249,921	$8,633,372

Liabilities
Current Liabilities
Trade and other payables	$260,171	$238,575
Employee benefits	201,200	$114,678
Total Liabilities	461,371	353,253

Shareholders’ Equity
Share Capital	17,227,789	17,181,474
Contributed surplus	5,664,567	5,570,839
Accumulated other comprehensive income	(66,772)	(66,772)
Deficit	(14,037,034)	(14,405,422)
Total Shareholders’ Equity	8,788,550	8,280,119
Total Liabilities and Shareholders’ Equity	$9,249,921	$8,633,372

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Edward Wright”	Director	“Anthony Holler”	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three-month periods ended March 31, 2014 and 2013

	Three months ended
	March 31, 2014	March 31, 2013

Revenue
Products sales	$1,986,604	$1,829,212
Other income	4,620	$6,570
	1,991,224	1,835,782

Product sales expense	904,903	1,158,578
Corporate expense	523,997	403,680
	1,428,900	1,562,258

Income and comprehensive income before tax	562,324	273,524

Income tax	193,935	—

Net income and comprehensive income	$368,389	$273,524

Earnings per share - basic	0.008	0.006
- diluted	0.007	0.006

Weighted average shares outstanding - basic	48,779,026	48,746,914
- diluted	49,221,007	48,746,914

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statement of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Three-month periods ended March 31, 2014 and 2013

	Number of Shares	Share Capital	Contributed surplus	Accumulated and other comprehensive income	Deficit	Total

Balance as of December 31, 2012	48,746,914	$17,181,474	$5,336,194	$(66,772)	$(16,898,068)	$5,552,828

Total comprehensive income for the period:	—	—	—	—	273,524	273,524

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—		79,503	—	—	79,503

Balance as at March 13, 2013	48,746,914	$17,181,474	$5,415,697	$(66,772)	$(16,624,544)	$5,905,855

Balance at December 31, 2013	48,746,914	$17,181,474	$5,570,839	$(66,772)	$(14,405,422)	$8,280,119

Total comprehensive income for the period:					368,389	368,389

Transactions with owners, recorded directly in equity:
Share-based compensation for stock option plan	—	—	110,218	—	—	110,218
Common shares purchased on exercise of stock options	50,000	46,315	(16,490)			29,825
Balance as at March 31, 2014	48,796,914	$17,227,789	$5,664,567	$(66,772)	$(14,037,033)	$8,788,551

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three-months ended March 31, 2014 and 2013

	Three months ended
	March 31, 2014	March 31, 2013
Operating activities:
Net Income from continuing operations	368,389	273,524
Adjustments for:
Depreciation of property, equipment and intangibles	18,121	17,730
Share based compensation	110,218	79,503
Income tax recovery	193,935	—
Operating activity before changes in operating assets and liabilites	690,663	370,757
Change in trade and other receivables	36,116	(106,694)
Change in prepaid expenses and deposits	(52,647)	(47,263)
Change in inventories	(50,661)	114,353
Change in trade and other payables	21,596	43,113
Change in employee benefits	86,520	85,803
Cash provided in operating activities	731,587	460,068

Financing activities
Proceeds from exercise of stock options	29,825	—
Cash from financing activates	29,825	—

Investments
Acquisition of property and equipment	(1,115)	(5,999)
Cash used in investment activities	(1,115)	(5,999)

Increase in cash and cash equivalents	760,297	454,069

Cash and cash equivalents, beginning of period	6,602,798	4,511,770

Cash and cash equivalents, end of period	7,363,095	4,965,839

See accompanying notes to consolidated financial statements.

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three ended March 31, 2014 and 2013

1.              Reporting entity:

CRH Medical Corporation (CRH or the Company) was incorporated on April 21, 2001 under the Company Act of the Province of British Columbia and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

2.              Basis of preparation:

These unaudited condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements of the Company for the year ended December 31, 2013.  These interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2013.  In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on April 23, 2014.

3.              Product sales expense:

	2014	2013

Employee related	$348,834	$288,410
Product cost and support	417,831	507,942
Office related	38,868	40,791
Insurance	11,826	10,314
Professional fees	47,556	257,480
Depreciation	7,219	8,489
Stock based compensation	30,769	45,152

	$902,903	$1,158,578

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three ended March 31, 2014 and 2013

4.        Corporate expense:

	2014	2013

Employee related	$216,798	$203,445
Travel and entertainment	36,441	17,659
Office related	16,916	30,271
Insurance	13,499	12,528
Professional fees	75,952	32,070
Corporate	74,040	64,115
Depreciation	10,902	9,241
Stock based compensation	79,449	34,351

	$523,997	$403,680

5.              Share capital:

(a)         Authorized:

100,000,000 common shares without par value

(b)         Stock option plan:

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees for up to 6,370,000 shares of common stock. The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which Options shall vest and the method of vesting. All Options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

A summary of the status of the plan as of March 31, 2014 and March 31, 2013 are as follows (options are granted in CAD and USD amounts calculated using exchange rate at March 31, 2014 and March 31, 2013):

	Number of	Weighted average exercise price
	options	CAD	USD

Outstanding, December 31, 2012	4,595,000	$0.80	$0.72
Granted	1,150,000	0.70	0.63
Exercised	(50,000)	0.65	0.59
Forfeited and expired	(1,225,000)	0.65	0.59

Outstanding, March 31, 2013	4,470,000	$0.85	$0.74

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three ended March 31, 2014 and 2013

5.              Share capital (continued):

(b)         Stock option plan (continued):

	Number of	Weighted average exercise price
	options	CAD	USD

Outstanding, December 31, 2012	4,581,000	$0.90	$0.89
Granted	—	—	—
Exercised	—	—	—
Forfeited and expired	(200,000)	2.10	2.07

Outstanding, March 31, 2013	4,381,000	$0.85	$0.83

The following table summarizes information about the stock options outstanding at March 31, 2014:

		Options outstanding				Options exercisable
			Weighted
			average	Weighted	Weighted		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	life	price	price	Number of	exercise	exercise
USD	CAD	options	in years	USD	CAD	options	price USD	price CAD

$0.25 - $0.52	$0.28 - $0.58	1,855,000	2.88	$0.46	$0.50	953,448	$0.48	$0.53
$0.53 - $0.77	$0 59 - $0.85	1,490,000	9.79	0.61	0.68	21,255	0.54	0.60
$0.78 - $1.72	$0.86 - $1.90	1,125,000	0.92	1.37	1.51	1,048,441	1.39	1.53

		4,470,000	4.69	$0.74	$0.82	2,023,144	$0.95	$1.05

As at March 31, 2013

		Options outstanding				Options exercisable
			Weighted
			average	Weighted	Weighted		Weighted	Weighted
			remaining	exercise	exercise		average	average
Exercise price		Number of	life	price	price	Number of	exercise	exercise
USD	CAD	options	in years	USD	CAD	options	price USD	price CAD

$0.56 - $0.62	$0.28 - $0.57	1,855,000	3.88	$0.50	$0.50	489,698	$0.54	$0.55
$0.63 - $1.30	$0 58 - $0.83	1,276,000	0.81	0.64	0.65	1,276,000	0.64	0.65
$1.31 - $2.54	$0.84 - $2.53	1,250,000	1.81	1.53	1.56	681,256	1.50	1.52

		4,381,000	2.40	$0.83	$0.85	2,446,954	$0.86	$0.87

For the three months ended March 31, 2014, the Company recognized $110,218 (2013 - $79,503) in compensation expense as a result of stock options awarded and vested. Compensation expense is recorded in the consolidated statement of operations and is

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three ended March 31, 2014 and 2013

5.              Share capital (continued):

allocated to products sales and corporate expenses on the same basis as the allocations of cash compensation.

The weighted average fair value of stock options granted during the periods ended March 31, 2014 and 2013 was $0.37 and $nil per share, respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2014	2013

Expected life of options	6.25	—
Risk-free interest rate	1.76	—
Dividend yield	0%	—
Volatility	63%	—

There is no dividend yield because the Company does not pay, and does not plan to pay cash dividends on its common shares. The expected stock price volatility is based on the historical volatility of the Company’s average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(c)          Earnings per share:

The calculation of basic earnings per share at March 31, 2014 was based on the net income attributable to common shareholders of the Company of $378,079 (2013 $273,524), and a weighted average number of common shares outstanding of 48,779,026 (2013 — 48,746,587), calculated as follows:

	Three months ended March 31,
	2014			2013
		Weighted			Weighted
		average			average
		number of			number of
		common			common
	Net	shares	Per Share	Net	shares	Per Share
	earnings	outstanding	Amount	earnings	outstanding	Amount

Net earnings:

Earnings per common share:
Basic	$378,079	48,779,026	$0.008	$273,524	48,746,914	$0.006
Share options		441,981			—

Diluted	$378,079	49,221,007	$0.008	$273,524	48,746,914	$0.006

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three ended March 31, 2014 and 2013

5.              Share capital (continued):

At March 31, 2014 4,028,019 options (2013 — 4,381,000) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.